United Community | Peach State Bank & Trust

United Together

Filed by United Community Banks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Peach State Bancshares, Inc.
Commission File No .: 001-35095
Date: May 15, 2026

Your Weekly Update

Each Friday, we're sharing key milestones, HR information, a look into United's culture, and other helpful details to support you along the way. If you haven't done so already, please read the attached FAQs to help answer some of your initial questions.

Merger News

Key milestone transaction dates:

- Legal close*: Q3
- Conversion: Early 2027
- Press Release announcing merger: https://www.ucbi.com/news-and-press-releases/press-release-archive/united-community-and-peach-state-bank-announce-merger-agreement

*Subject to regulatory approval



As we begin this transition together, we're introducing you to some of the key leaders across United Community.

This week, we're spotlighting our **Executive Leadership** team, whose expertise and dedication help guide our company and strengthen the communities we serve.

Pictured left to right:
Abraham Cox – Chief Consumer & Small Business Banking Officer
Mark Terry – Chief Information Officer
Holly Berry – Chief Human Resources Officer
Lynn Harton – Chairman & Chief Executive Officer
Rich Bradshaw – President & Chief Banking Officer
Melinda Davis Lux – Chief Administrative Officer, General Counsel & Corporate Secretary
Rob Edwards – Chief Risk Officer
Jefferson Harralson – Chief Financial Officer

Not pictured:
Gene Gibson – Head of Operations

Member FDIC. © 2026 United Community Bank | **ucbi.com**

Member FDIC. © 2026 United Community Bank | ucbi.com Meet Lynn Harton, President & CEO Lynn brings more than 40 years of experience in the banking industry to United Community. Since joining United in 2012, he has played a central role in the bank’s growth across the Southeast, helping shape strategy while staying focused on service and culture. A Wake Forest University graduate, he’s also deeply involved in the community and has been recognized with South Carolina’s Order of the Palmetto. This is the state’s highest civilian honor awarded by the Governor to individuals for extraordinary lifetime achievement, service, and contributions of statewide or national significance. United at a Glance Overview: • Proudly serving customers in AL, FL, GA, NC, SC, and TN, along with a national SBA lending franchise & a national equipment lending subsidiary (Navitas) • Offers a full range of banking, wealth management, & mortgage services for consumers and businesses • $28.2 billion in assets, $19.6 billion in total loans, and $24.0 billion in total deposits1 • Publicly traded on NYSE (UCB) 1As of 3/31/26

Member FDIC. © 2026 United Community Bank | ucbi.com Customer Appreciation Day at United Team members from across our footprint recently came together to celebrate Customer Appreciation Day in a meaningful way. This day is especially important to us at United, as its roots trace back to the 1980s with the tradition known as “Tomato Day.” At the time, United was a small hometown bank serving many farmers and families with large gardens. The idea was simple: give customers a tomato plant as a small token of appreciation. When they planted it, they thought of the bank—and that connection has continued to grow ever since. Looking Ahead As we look ahead, our focus remains on providing as much clarity as possible throughout the transition, and we’ll continue to share updates as they become available. We plan to provide more details in June about next steps for employee mapping. In the meantime, if you have questions, please reach out to our HR team at UnitedTogether_Questions@ucbi.com. We appreciate your engagement and look forward to staying connected.

OVERVIEW United Community Bank and Peach State Bank & Trust announce agreement to combine The merger is subject to normal and customary approvals by Peach State Bancshares, Inc. shareholders and banking regulators. Additional information will be provided during the process; however, we are currently anticipating the merger to be completed in the 3rd quarter of 2026. About United Community Banks, Inc. United Community Banks, Inc. (NYSE: UCB) is the financial holding company for United Community, a top 100 U.S. financial institution committed to building stronger communities and improving the financial health and well-being of its customers. United Community offers a full range of banking, mortgage, and wealth management services. As of March 31, 2026, United Community Banks, Inc. had $28.2 billion in assets and operated 200 offices across Alabama, Florida, Georgia, North Carolina, South Carolina, and Tennessee. The company also manages a nationally recognized SBA lending franchise and a national equipment finance subsidiary, extending its reach to businesses across the country. United Community is the most awarded bank in the Southeast for Retail Banking Customer Satisfaction by J.D. Power, earning more awards than any other bank in the region, including recognition in 12 of the last 17 years. The company has also been named one of the “Best Banks to Work For” by American Banker for nine consecutive years. In commercial banking, United Community earned multiple 2026 Greenwich Best Bank awards for Small Business Banking. Forbes has consistently named United Community among the World’s Best and America’s Best Banks. Learn more at ucbi.com. About Peach State Bancshares, Inc. Peach State Bancshares, Inc. is the holding company for Peach State Bank & Trust. The bank is a full-service bank with two branches located in Hall County, Georgia. Peach State Bank & Trust has been a true community bank serving the needs of the Hall County community for over 20 years. As of March 31, 2026, Peach State Bank & Trust had $789 million in assets and operated offices in Gainesville and Braselton, Georgia. The company has been named to Newsweek Magazine’s 2026 list of America’s Best 500 Regional Banks and was one of only three banks in Georgia to receive the highest 5-Star ranking based on financial strength, customer satisfaction, and community banking performance.

FREQUENTLY ASKED QUESTIONS (FAQs) 1.Who is United Community? United Community is a top-100 U.S. financial institution serving customers across the Southeast with a full range of banking, mortgage, and wealth management services. We are the most awarded bank in the Southeast for Retail Banking Customer Satisfaction by J.D. Power, a reflection of our long-standing commitment to service, relationships, and community banking. 2. How will the merger impact me? There will be no immediate effects for any Peach State customers. They should continue to conduct banking as they normally do and will continue to experience the same great service from the local team they know and trust. 3. Where can I find additional information? Peach State and United Community issued a joint announcement on April 21, 2026, that includes some initial details and is available at www.peachstate.bank and at ir.ucbi.com. We will continue to update you through a variety of direct communications and public announcements as more information becomes available. 4. Why are Peach State and United Community joining forces? Peach State and United Community are combining to be able to provide more services to Peach State customers, while maintaining the culture of service that you have come to love. Peach State has always focused on building relationships, making banking easier, and doing the right thing no matter what. We believe United Community shares these same values and is an exceptional fit for our clients. Both banks have customer-centric community banking philosophies that, when combined, will provide the stability, continuity, and tools of a larger institution. 5. When will Peach State begin its transition into United? On April 21, 2026, Peach State announced the intention to become a part of United Community. This transaction is still subject to customary approvals from banking regulators and the Peach State Bancshares, Inc. shareholders. The merger is expected to be completed in the 3rd quarter of 2026. 6. Will we continue to operate under the Peach State Bank name? Initially yes; however, Peach State will eventually begin operating under the United Community name, with a full transition anticipated in the 1st quarter of 2027. Our teams will work to make this transition as seamless as possible and remain committed to giving you a positive experience every step of the way. 7. Do I need to do anything right now with customer accounts? No, at this time there are no actions that need to be taken. After the merger closes, as we prepare for the full transition anticipated in 1st quarter of 2027, you may begin to see the

United Community name appear on some legal documents and contracts or see statements such as “United Community Bank d/b/a Peach State Bank.” You should continue to work with customers as you normally do. We will notify you in advance if any action is needed. 8.Will customers be notified of important changes impacting accounts, including Online and Mobile Banking? Yes, the Peach State and United Community teams are dedicated communicating as frequently as possible throughout this process. Any account, online, and/or mobile banking changes that may impact customers will be communicated well in advance. 9. Who do customers contact if they have questions about their accounts today or concerns going forward? If customers have any questions and/or concerns, they should contact their local Peach State team. United teams will be working closely together with the Peach State team to continue to be a trusted resource, both now and after the merger is completed. 10. Will the Peach State branch remain open? You will continue to enjoy the same convenience and service from a local team of bankers you know and trust in Gainesville and Braselton. 11. Does United Community currently have banking offices in the Gainesville area? Yes. United Community already has several branches in Hall County. Following the Peach State merger, customers will have access to additional branches in Gainesville, metro Atlanta, and across north Georgia, as well as locations across the Southeast. 12. What do you want us to know about this merger? Peach State has an exceptional reputation in Hall County for its commitment to its customers, employees, and community. Peach Sate’s guiding philosophy is that we value relationships over transactions, and people because they are critical to our success. Peach State believes that United Community shares these same values and culture of excellence. You will continue to have the same local team of professionals in your corner, but with an expanded Hall County footprint. Additionally, customers will have access to a greater suite of services, products, and technology to help make banking easier. We understand you may have additional questions related to this transition. Please know that we understand change can be stressful, and we are here for you every step of the way! Peach State and United Community are currently preparing a comprehensive transition plan that will address these questions and much more. We will continue to update you regularly as this transition progresses.

Caution About Forward-Looking Statements This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected timing of the closing of the Merger, the expected benefits of the Merger and the estimated returns and other financial impacts of the Merger to United. Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the Merger may not be realized or take longer than anticipated to be realized, (2) disruption from the Merger of customer, supplier, employee or other business partner relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (4) the failure to obtain the necessary approval by the shareholders of Peach State, (5) the possibility that the costs, fees, expenses and charges related to the Merger may be greater than anticipated, (6) the ability of United to obtain required governmental approvals of the Merger on the anticipated timeframe and without the imposition of adverse conditions, (7) reputational risk and the reaction of each of the companies’ customers, suppliers, employees or other business partners to the Merger, (8) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing the Merger, (9) the risks relating to the integration of Peach State’s operations into the operations of United, including the risk that such integration will be materially delayed or will be more costly or difficult than expected, (10) the risk of potential litigation or regulatory action related to the Merger, (11) the risks associated with United’s pursuit of future acquisitions, (12) the risk of expansion into new geographic or product markets, (13) the dilution caused by United’s issuance of additional shares of its common stock in the Merger, and (14) general competitive, economic, political and market conditions. Further information regarding additional factors which could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in United’s Annual Report on Form 10-K for the year ended December 31, 2025, and other documents subsequently filed by United with the U.S. Securities and Exchange Commission (“SEC”).

Many of these factors are beyond United’s and Peach State’s ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and neither United nor Peach State undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United or Peach State to predict their occurrence or how they will affect United or Peach State. United and Peach State qualify all forward-looking statements by these cautionary statements. Important Information About the Merger and Where to Find It In connection with the Merger, United will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Peach State to be sent to Peach State’s shareholders seeking their approval of the Merger Agreement. The registration statement also will contain the prospectus of United to register the shares of United common stock to be issued in connection with the Merger. INVESTORS AND SHAREHOLDERS OF PEACH STATE ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE A PART OF THE REGISTRATION STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY UNITED WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT AND THOSE OTHER DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNITED, PEACH STATE, AND THE MERGER. The registration statement and other documents filed with the SEC may be obtained for free at the SEC’s website (www.sec.gov). You will also be able to obtain these documents, free of charge, from United at the “Investor Relations” section of United’s website at www.ucbi.com or from Peach State at https://www.peachstate.bank/. Copies of the definitive proxy statement/prospectus will also be made available, free of charge, by contacting United Community Banks, Inc., P.O. Box 398, Blairsville, GA 30514, Attn: Jefferson Harralson, Telephone: (864) 240-6208, or Peach State Bancshares, Inc., 121 E. E. Butler Parkway, Gainesville, Georgia 30501, Attn: Ron Quinn, Telephone: (770) 536-1100. Participants in the Solicitation United, Peach State, and certain of their respective directors and executive officers, under the rules of the SEC may be deemed to be participants in the solicitation of proxies from Peach State’s shareholders in favor of the approval of the Merger Agreement. Information about such directors and executive officers of United and their direct or indirect interests, by security holdings or otherwise, can be found under the headings “Director Compensation,” “Director Independence,” “Executive Compensation,” and “Security Ownership” in United’s definitive proxy statement in connection with its 2026 annual meeting of shareholders, as filed with the SEC on April 1, 2026 (available at:

https://www.sec.gov/ix?doc=/Archives/edgar/data/0000857855/000110465926038366/tm 2520272-3_def14a.htm), and other documents subsequently filed by United with the SEC. To the extent holdings of United common stock by its directors or executive officers have changed since the amounts set forth in United’s definitive proxy statement in connection with its 2026 annual meeting of shareholders, such changes have been or will be reflected in filings with the SEC on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership) or Form 5 (Annual Statement of Beneficial Ownership of Securities) (which are available at EDGAR Search Results https://www.sec.gov/edgar/search/#/category=form- cat2&ciks=0000857855&entityName=UNITED%2520COMMUNITY%2520BANKS%2520INC %2520(UCB%252C%2520UCB-PI)%2520(CIK%25200000857855)). Further information regarding the direct or indirect interests of the directors and executive officers of United, along with information about the directors and executive officers of Peach State and their direct or indirect interests and information regarding the interests of other persons who may be deemed participants in the solicitation, may be obtained by reading the proxy statement/prospectus regarding the Merger when it becomes available. Free copies of this document may be obtained as described above